U.S. S[illegible] 04019439 COMMISSION

[illegible] 48

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-46065

REPORT FOR THE PERIOD BEGINNING 04/01/03 (MM/DD/YY) AND ENDING 03/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AXXESS FINANCIAL GROUP, INC.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

118 N. CLINTON ST., SUITE 150
(No. and Street)

CHICAGO,	IL	60661
(City)	(State)	(Zip Code)

SEC MAIL PROCESSING RECEIVED MAY 25 2004 D.C. 187 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NANCY J. GORCHOFF 312-655-8211
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

WEISS, SUGAR, DVORAK, & DUSEK, LTD.

(ADDRESS)	20 N. WACKER DR., #2250	CHICAGO,	IL	60661
	Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 02 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (1-78)

OATH OR AFFIRMATION

I, NANCY J. GORCHOFF, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACCESS FINANCIAL GROUP, INC as of MARCH31, 2004 XXX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Nancy Gorchoff

Signature

CHIEF FINANCIAL OFFICER

Title

Barbara A. Martin

Notary Public

OFFICIAL SEAL
BARBARA A MARTIN
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:05/28/06

This report ** contains (check all applicable boxes):

- [X] (a) Facing page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACCESS FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

MARCH 31, 2004

WEISS, SUGAR, DVORAK & DUSEK, LTD.
Certified Public Accountants & Consultants
20 North Wacker Drive, Suite 2250
Chicago, Illinois 60606
Telephone: (312) 332-6622
Facsimile: (312) 332-3707

Stanley H. Weiss, CPA
David S. Sugar, CPA
Kenneth G. Dvorak, CPA
Frank A. Dusek, CPA
Robert Rehayem, CPA

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
ACCESS FINANCIAL GROUP, INC.

We have audited the accompanying statement of financial condition of ACCESS FINANCIAL GROUP, INC. as of March 31, 2004, and the related statements of income, liabilities subordinated to claims of general creditors, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Access Financial Group, Inc. as of March 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weiss, Sugar, Dvorak & Dusek, Ltd.
Weiss, Sugar, Dvorak & Dusek, Ltd.

Chicago, Illinois
May 19, 2004

ACCESS FINANCIAL GROUP, INC.
Statement of Financial Condition
March 31, 2004

ASSETS

Cash	$ 595,017	
Receivable from broker-dealer	115,035	
Management and administrative fees receivable	271,140	
Securities owned	283,494	
Secured demand notes	150,000	
Furniture and equipment, net of accumulated depreciation of $936,508	161,007	
Other assets	404,010	
Tax refund receivable	2,000	
Deferred tax benefits	5,000	
TOTAL ASSETS		$ 1,986,703

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 556,795
Liabilities Subordinated to Claims of General Creditors	331,666
Stockholder's Equity	1,098,242
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,986,703

See independent auditors' report and notes to financial statements.

ACCESS FINANCIAL GROUP, INC.
Statement of Income
For the Year Ended March 31, 2004

REVENUES		
Commissions and fees	$ 5,186,544	
Management and administrative fees	1,099,686	
Principal transactions	38,096	
Interest	8,657	
Other income	11,820	
Total Revenues		$ 6,344,803
EXPENSES		
Commissions, clearing and exchange fees	3,854,685	
Compensation and related expenses	1,416,324	
Communications and data processing	315,418	
Occupancy	366,194	
Other operating expenses	345,021	
Total Expenses		6,297,642
INCOME BEFORE INCOME TAXES		47,161
PROVISION FOR INCOME TAXES		0
NET INCOME		$ 47,161

ACCESS FINANCIAL GROUP, INC.
Statement of Liabilities Subordinated to Claims of General Creditors
and Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2004

Statement of Liabilities Subordinated to Claims of General Contractors

Balance - April 1, 2003	$ 336,666
Additions	331,666
Maturities	(336,666)
Balance - March 31, 2004	$ 331,666

Statement of Changes in Stockholder's Equity

	COMMON STOCK*	PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
Balance - April 1, 2003	$ 1	$ 1,076,870	$ 12,835	$ 1,089,706
Additions				
Dividends paid			(38,625)	(38,625)
Net income			47,161	47,161
Balance - March 31, 2004	$ 1	$ 1,076,870	$ 21,371	$ 1,098,242

**Common stock, $.01 par value; 1,000 shares authorized, 20 shares issued and outstanding*

See independent auditors' report and notes to financial statements.

ACCESS FINANCIAL GROUP, INC.
Statement of Cash Flows
For the Year Ended March 31, 2004

OPERATING ACTIVITIES		
Net income	$ 47,161	
Depreciation and amortization	74,170	
Changes in:		
Receivable from and payable to broker-dealers	82,061	
Management and administrative fees receivable	31,668	
Securities owned and securities sold, not yet purchased	62,085	
Other assets	(67,383)	
Accounts payable and accrued expenses	(419,943)	
NET CASH (USED) BY OPERATING ACTIVITIES		$ (190,181)
INVESTING ACTIVITIES		
Purchase of furniture and equipment		(14,476)
FINANCING ACTIVITIES		
Dividends paid		(38,625)
(DECREASE) IN CASH		(243,282)
CASH - BEGINNING OF YEAR		838,299
CASH - END OF YEAR		$ 595,017
Supplemental Disclosure of Cash Flow Information		
Interest paid		$ 10,077
Income taxes paid		$ 7,800

Supplemental Schedule of Noncash Financing Activities

During the year, subordinated loans of $181,666 were renewed.
During the year, secured demand notes of $150,000 were renewed.

See independent auditors' report and notes to financial statements.

NOTE 1 – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Access Financial Group, Inc. (the "Company") is a registered securities broker-dealer and registered investment advisor which clears its trades through a clearing broker on a fully disclosed basis. The Company provides investment services and advice, primarily to funeral director associations, through the United States.

The Company is a wholly owned subsidiary of Access Capital Group, Inc.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities Transactions

Securities transactions on behalf of customers and the related income and expenses are recorded on trade date. Proprietary securities transactions are recorded on trade date, as if they have settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities owned and securities sold, not yet purchased, are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Management and Administrative Fees Receivable

Management and administrative fees are recognized as income ratably during the year. Management fees are billed substantially at the beginning of each calendar quarter. Administrative fees are billed substantially at the beginning of each fiscal year.

Furniture and Equipment

Furniture and equipment are carried at cost and depreciated by the straight-line depreciation method over the estimated useful lives of the assets.

NOTE 1 – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES
(Continued)

Taxes on Income

Income tax expense (benefit) has been computed at the statutory rates applicable during the year. The components of taxes on income at March 31, 2004, are as follows:

Current:		
Federal	$	5,000
State		3,000
Deferred tax expense (benefit)		(18,000)
Valuation allowance		10,000
Income Tax Expense	$	0

Deferred Income Taxes

Deferred income taxes are recorded to reflect the future tax consequences of differences between the carrying value of assets and liabilities for income tax versus financial reporting purposes and to record the amount of Federal minimum tax credit carryforward. At March 31, 2004, deferred tax assets totaled $15,000 of which $10,000 have been offset by valuation allowances.

NOTE 2 – FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities, except for furniture and equipment and other assets, are considered financial instruments as defined by Statement of Financial Accounting Standards No. 107 and are either already reflected at fair value or are short-term or replaceable on demand. Therefore, their carrying amounts approximate fair values.

NOTE 3 – SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased at March 31, 2004, are as follows:

		SECURITIES OWNED
U.S. Treasury, federal agencies and other government obligations	$	250,742
Equity securities		15,952
Warrants		16,800
Total	$	283,494

The warrants represent securities that are not readily marketable due to restrictions or conditions applicable to the securities or to the Company.

NOTE 4 – BANK LOAN PAYABLE

The Company has a $500,000 line of credit with a commercial bank which matures on December 1, 2004 and bears interest at the prime rate. The note is collateralized by the assets of the Company.

NOTE 5 – LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The borrowings under subordination agreements payable to officers at March 31, 2004, are listed below:

Subordinated note, 7.25%, due March 31, 2005	$ 66,666
Subordinated note, 7.75%, due March 31, 2005	65,000
Subordinated note, 7.75%, due August 31, 2004	50,000
Secured demand note collateral agreements, 4.25% due May 31, 2004	150,000
Total	$ 331,666

The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 6 – EMPLOYEE BENEFIT PLAN

The Company's qualified employees participate in a salary reduction 401(k) plan. The Company may elect to match employees' contributions and make further discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement. The Company expects to contribute $17,000 for the year ended March 31, 2004.

NOTE 7 – COMMITMENTS

The Company leases office space under an operating lease agreement expiring on May 31, 2010. The lease is with a partnership in which the officers of the Company have an interest. Approximate future minimum rentals, exclusive of additional payments for operating expenses and taxes, are as follows:

Future minimum rentals are:

YEARS ENDING MARCH 31,	
2005	$ 163,324
2006	157,095
Total Future Minimum Rentals	$ 320,419

NOTE 7 – COMMITMENTS (Continued)

Rent expense for the year ended March 31, 2004, was $217,111 all of which was paid to the affiliated partnership.

NOTE 8 – OFF-BALANCE SHEET CREDIT AND MARKET RISK

Securities transactions of customers are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines are monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

Receivables from broker-dealers represent a concentration of credit risk and primarily relate to fees and commission receivable on security transactions. The Company does not anticipate nonperformance by customers or broker-dealers. In addition, it is the Company's policy to monitor the creditworthiness of the broker-dealers with which it conducts business.

NOTE 9 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2004, the Company has net capital of $538,425, which is $288,425 in excess of its required net capital of $250,000. The Company's net capital ratio was 1.03 to 1.

See independent auditors' report.

ACCESS FINANCIAL GROUP, INC.
Computation of Net Capital
March 31, 2004

NET CAPITAL		
Total stockholder's equity	$ 1,098,242	
Subordinated borrowings allowable in computation of net capital	331,666	$ 1,429,908
Deductions and/or charges:		
Non-allowable assets:		
Cash	5,418	
Management and administrative fees receivable	284,227	
Securities owned	19,440	
Furniture and equipment, net	161,007	
Other assets	404,010	
Deferred tax benefits	5,000	
Tax refund	2,000	881,102
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		548,806
HAIRCUTS ON SECURITIES		
Trading and investment securities:		
Other securities		10,381
NET CAPITAL		$ 538,425
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$ 419,349	
Payable to broker-dealer	137,446	
TOTAL AGGREGATE INDEBTEDNESS		$ 556,795
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Net capital requirement		$ 250,000
Excess net capital		$ 288,425
Excess net capital at 1,000%		$ 482,746
Ratio of aggregate indebtedness to net capital		103%

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of March 31, 2004

Net capital as reported in Company's Part II (unaudited) FOCUS Report	$ 538,425
Audit adjustments	0
NET CAPITAL PER ABOVE	$ 538,425

WEISS, SUGAR, DVORAK & DUSEK, LTD.
Certified Public Accountants & Consultants
20 North Wacker Drive, Suite 2250
Chicago, Illinois 60606
Telephone: (312) 332-6622
Facsimile: (312) 332-3707

Stanley H. Weiss, CPA
David S. Sugar, CPA
Kenneth G. Dvorak, CPA
Frank A. Dusek, CPA
Robert Rehayem, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
ACCESS FINANCIAL GROUP, INC.

In planning and performing our audit of the financial statements of ACCESS FINANCIAL GROUP, INC. (the "Company") for the year ended March 31, 2004 (on which we issued our report dated May 19, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the exemptive provisions under Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "SEC's") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with Management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that error or fraud in the amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including controls for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Regulation, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and should not be use for any other purpose.

Weiss, Sugar, Dvorak & Dusek, Ltd.

Weiss, Sugar, Dvorak & Dusek, Ltd.

Chicago, Illinois
May 19, 2004